UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                       National Investment Managers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    63654V108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   Eugene Grin                                       with a copy to:
   Principal                                         Steven E. Siesser, Esq.
   Laurus Capital Management, LLC                    Lowenstein Sandler PC
   335 Madison Avenue, 10th Floor                    1251 Avenue of the Americas
   New York, New York 10017                          New York, New York
   (212) 541-5800                                    (212) 204-8688
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 3, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Laurus Master Fund, Ltd.

     I.R.S. Identification Nos. of above persons (entities only): 98-0337673

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Cayman Islands

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,377,141*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,377,141*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,377,141*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      26.2%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------
*Based on 28,189,620 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 3, 2007, Erato Corporation, a Delaware Corporation ("Erato"), held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 3,060,000 Shares. As of December 3, 2007, Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II", and together with Erato, Valens U.S. and Valens SPV I, the "Investors"), held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens U.S., Valens SPV I, and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with the Fund, LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg. Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date. Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Laurus Capital Management, LLC

     I.R.S. Identification Nos. of above persons (entities only): 13-4150669

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,377,141*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,377,141*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,377,141*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      26.2%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
*Based on 28,189,620 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 3, 2007, Erato Corporation, a Delaware Corporation ("Erato"), held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 3,060,000 Shares. As of December 3, 2007, Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II", and together with Erato, Valens U.S. and Valens SPV I, the "Investors"), held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens U.S., Valens SPV I, and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with the Fund, LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg. Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date. Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Erato Corporation

     I.R.S. Identification Nos. of above persons (entities only):  57-1237862

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,377,141*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,377,141*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,377,141*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      26.2%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------
*Based on 28,189,620 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 3, 2007, Erato Corporation, a Delaware Corporation ("Erato"), held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 3,060,000 Shares. As of December 3, 2007, Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II", and together with Erato, Valens U.S. and Valens SPV I, the "Investors"), held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens U.S., Valens SPV I, and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with the Fund, LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg. Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date. Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Valens Offshore SPV I, Ltd.

     I.R.S. Identification Nos. of above persons (entities only):  98-0539781

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Cayman Islands

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,377,141*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,377,141*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,377,141*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      26.2%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------
*Based on 28,189,620 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 3, 2007, Erato Corporation, a Delaware Corporation ("Erato"), held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 3,060,000 Shares. As of December 3, 2007, Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II", and together with Erato, Valens U.S. and Valens SPV I, the "Investors"), held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens U.S., Valens SPV I, and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with the Fund, LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg. Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date. Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Valens Offshore SPV II, Corp.

     I.R.S. Identification Nos. of above persons (entities only):  26-0811267

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,377,141*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,377,141*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,377,141*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      26.2%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO

--------------------------------------------------------------------------------
*Based on 28,189,620 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 3, 2007, Erato Corporation, a Delaware Corporation ("Erato"), held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 3,060,000 Shares. As of December 3, 2007, Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II", and together with Erato, Valens U.S. and Valens SPV I, the "Investors"), held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens U.S., Valens SPV I, and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with the Fund, LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg. Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date. Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Valens U.S. SPV I, LLC

     I.R.S. Identification Nos. of above persons (entities only):  20-8903266

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   WC, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,377,141*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,377,141*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,377,141*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      26.2%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
*Based on 28,189,620 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 3, 2007, Erato Corporation, a Delaware Corporation ("Erato"), held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 3,060,000 Shares. As of December 3, 2007, Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II", and together with Erato, Valens U.S. and Valens SPV I, the "Investors"), held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens U.S., Valens SPV I, and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with the Fund, LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg. Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date. Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Valens Capital Management, LLC

     I.R.S. Identification Nos. of above persons (entities only):  20-8903345

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,377,141*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,377,141*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,377,141*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      26.2%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
*Based on 28,189,620 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 3, 2007, Erato Corporation, a Delaware Corporation ("Erato"), held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 3,060,000 Shares. As of December 3, 2007, Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II", and together with Erato, Valens U.S. and Valens SPV I, the "Investors"), held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens U.S., Valens SPV I, and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with the Fund, LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg. Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date. Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  David Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Israel

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,377,141*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,377,141*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,377,141*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      26.2%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
*Based on 28,189,620 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 3, 2007, Erato Corporation, a Delaware Corporation ("Erato"), held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 3,060,000 Shares. As of December 3, 2007, Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II", and together with Erato, Valens U.S. and Valens SPV I, the "Investors"), held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens U.S., Valens SPV I, and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with the Fund, LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg. Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date. Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

Cusip No.     63654V108
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Eugene Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:        7,377,141*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:   7,377,141*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                      7,377,141*
--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):               [X]
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      26.2%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
*Based on 28,189,620 shares of the common stock, par value $0.001 per share (the "Shares"), outstanding of National Investment Managers, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007. As of December 3, 2007, Erato Corporation, a Delaware Corporation ("Erato"), held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S."), held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), held 3,060,000 Shares. As of December 3, 2007, Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II", and together with Erato, Valens U.S. and Valens SPV I, the "Investors"), held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of Laurus Master Fund, Ltd. (the "Fund"). The Fund is managed by Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"). Valens U.S., Valens SPV I, and Valens SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin (together with the Fund, LCM, VCM and the Investors, the "Filing Parties"), through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg. Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date. Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

          Because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties (as defined below) may be deemed to beneficially own the securities of the Company (as defined below) beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities and any liability for any information provided in this Schedule 13D that does not expressly pertain to the Filing Parties. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement. With respect to information relating to, among other persons, (i) Woodside Capital Management, LLC, (ii) Woodside Opportunity Partners, LLC, (iii) Woodside Capital Partners IV LLC, and (iv) Woodside Capital Partners IV QP LLC, please refer to the separate reports filed by one or more of such persons pursuant to Section 13 and/or
Section 16 of the Securities Exchange Act of 1934.


Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Shares"), of National Investment Managers, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 540 Metro Place South, Suite 100, Dublin, Ohio 43017.


Item 2.   Identity and Background.
          -----------------------

          The name of the person filing this statement is Laurus Master Fund, Ltd., a Cayman Islands limited company (the "Fund"). This Schedule 13D is also filed on behalf of (i) Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"), (ii) Erato Corporation, a Delaware corporation ("Erato"), (iii) Valens Offshore SPV I, Ltd., a Cayman Islands limited company ("Valens SPV I"), (iv) Valens Offshore SPV II, Corp., a Delaware corporation ("Valens SPV II"), (v) Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S." and together with Erato, Valens SPV I and Valens SPV II, the "Investors"), (vi) Valens Capital Management LLC, a Delaware limited liability company ("VCM"), (vii) David Grin and (viii) Eugene Grin (together with David Grin, LCM, VCM and the Investors, the "Filing Parties"). Erato is a wholly owned subsidiary of the Fund. The Fund is managed by LCM. Valens U.S., Valens SPV I, and Valens SPV II are managed by VCM. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Eugene Grin and David Grin are also the principal executive officers and directors of Valens SPV II. Eugene Grin is the sole executive officer and director of Erato.

          Each of the Investors invests in, among other things, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. The principal office of each of the Filing Parties is located at 335 Madison Avenue, 10th Floor, New York, New York 10017. David Grin is a citizen of Israel. Eugene Grin is a citizen of the United States.

          During the past five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Filing Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On November 30, 2007 (but subject to significant conditions precedent met on December 3, 2007), Valens US and Valens SPV I purchased 2,940,000 and 3,060,000 Shares, respectively, for a purchase price of $0.50 per Share, in a private transaction with the Company. All other securities of the Company held by the Investors as described in this Schedule 13D were acquired by the Investors in connection with one or more loans to the Company, or assigned or otherwise transferred by another Investor, in the aggregate principal amount of $19,200,000. As of December 3, 2007, all such loans were repaid by the Company. All securities held by the Investors were acquired in private transactions with cash from their respective assets.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of securities referred to in Item 5 is for investment purposes. The Filing Parties have no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 as filed with the Securities and Exchange Commission on November 14, 2007, there were 28,189,620 Shares issued and outstanding as of November 13, 2007. As of December 3, 2007, Erato held (i) a warrant (the "May 2006 Warrant") to acquire 700,000 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a warrant (the "March 2005 Warrant") to acquire 779,100 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (iii) an option (the "March 2005 Option") to acquire 80,342 Shares at an exercise price of $0.01 per Share, and (iv) 1,139,656 Shares. As of December 3, 2007, Valens U.S. held (i) a March 2005 Warrant to acquire 37,547 Shares at an exercise price of $1.00 per Share, (ii) a March 2005 Option to acquire 100,713 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, and (iii) 3,051,056 Shares. As of December 3, 2007, Valens SPV I held 3,060,000 Shares. As of December 3, 2007, Valens SPV II held (i) a March 2005 Warrant to acquire 267,691 Shares at an exercise price of $1.00 per Share, subject to certain adjustments, (ii) a March 2005 Option to acquire 193,938 Shares at an exercise price of $0.01 per Share, and (iii) 126,429 Shares. The May 2006 Warrant, the March 2005 Warrant, and the March 2005 Option each contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon at least sixty one (61) days prior notice to the Company. Erato is a wholly owned subsidiary of the Fund. The Fund is managed by LCM. Valens U.S., Valens SPV I, and Valens SPV II are managed by VCM. Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share sole voting and investment power over all securities of the Company held by the Investors. Thus, as of December 3, 2007, for the purposes of Reg. Section 240.13d-3, taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 7,377,141 Shares, or 26.2% of the Shares deemed issued and outstanding as of that date. As of December 3, 2007, for the purposes of Reg.
Section 240.13d-3, not taking into account the Issuance Limitation, the Filing Parties may be deemed to beneficially own 9,536,472 Shares, or 31.4% of the Shares deemed issued and outstanding as of that date.

          Each of Erato and the Fund disclaims beneficial ownership of the securities of the Company held by Valens U.S., Valens SPV I, and Valens SPV II, except to the extent of such person's pecuniary interest in Valens U.S., Valens SPV I, and Valens SPV II, if any. Each of Valens U.S., Valens SPV I, and Valens SPV II disclaims beneficial ownership of the securities of the Company held by Erato, except to the extent of such person's pecuniary interest in Erato, if any. Each of LCM, VCM, Eugene Grin and David Grin disclaims beneficial ownership of the securities of the Company held by the Investors except to the extent of such person's pecuniary interest in the Investors, if any. In addition, because of the Lockup Agreement and Co-Sale Rights Agreement described in Item 6 hereof, the Filing Parties may be deemed to beneficially own the securities of the Company beneficially owned by Woodside Capital Management, LLC and certain affiliates thereof. Each of the Filing Parties expressly disclaims any ownership of such securities. The filing of this statement shall not be deemed an admission that any person is, for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any equity securities covered by or described in this statement.

          During the sixty (60) days on or prior to December 3, 2007, the Filing Parties effected the following transaction in Shares or securities convertible into, exercisable for or exchangeable for Shares: on November 30, 2007 (but subject to significant conditions precedent met on December 3, 2007), Valens US and Valens SPV I purchased 2,940,000 and 3,060,000 Shares, respectively, for a purchase price of $0.50 per Share, in a private transaction with the Company.

          Except as set forth above, no other Shares or securities convertible into, exercisable for or exchangeable for Shares are owned, beneficially or otherwise, by the Filing Parties.

          Except as set forth above, none of the Filing Parties has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty (60) days on or prior to December 3, 2007.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          On March 9, 2005,  the  Company  entered  into a  Securities  Purchase
Agreement (the "March 2005 Securities Purchase Agreement") with the Fund pursuant to which, among other things, the Company issued and delivered to the Fund the March 2005 Warrant and the March 2005 Option, as more particularly set forth and described in the March 2005 Securities Purchase Agreement incorporated by reference as Exhibit 1 hereto, the Common Stock Purchase Warrant incorporated by reference as Exhibit 2 hereto, and the Common Stock Option incorporated by reference as Exhibit 3 hereto.

          On November 30, 2005, the Company entered into a Securities Purchase Agreement (the "November 2005 Securities Purchase Agreement") with the Fund pursuant to which, among other things, the Company issued and delivered to the Fund 1,108,434 Shares, as more particularly set forth and described in the November 2005 Securities Purchase Agreement incorporated by reference as Exhibit 4 hereto.

          On May 30, 2006, the Company issued to the Fund the May 2006 Warrant, as more particularly set forth and described in the Common Stock Purchase Warrant incorporated by reference as Exhibit 5 hereto.

          On November 30, 2007 (but subject to significant conditions precedent met on December 3, 2007), the Fund, Valens U.S., and Valens SPV I entered into a Securities Purchase Agreement (the "November 2007 Securities Purchase
Agreement") pursuant to which Valens US purchased 2,940,000 Shares for a purchase price of $0.50 per Share, and Valens SPV I purchased 3,060,000 Shares for a purchase price of $0.50 per Share, as more particularly set forth and described in the November 2007 Securities Purchase Agreement incorporated by reference as Exhibit 6 hereto.

          As of November 30, 2007, the Fund, Erato, Valens SPV I, Valens SPV II, Valens U.S., Woodside Capital Partners IV ("Woodside IV"), Woodside Capital Partners IV QP, LLC ("Woodside QP") and Lehman Brothers Commercial Bank ("Lehman") entered into a Lockup Agreement (the "Lockup Agreement") pursuant to which, among other things, without the prior written consent of each of Woodside IV, Woodside QP and Lehman, for the period commencing on November 30, 2007 and ending on January 31, 2011, the Filing Parties shall not (i) sell, offer to sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of, pledge, hypothecate or otherwise transfer, directly or indirectly, any securities of the Company held by the Filing Parties, (ii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to such securities, (iii) enter into any swap or other arrangement that transfers to another person or entity, in whole or in part, any of the economic consequences of ownership of such securities, or (iv) publicly announce any intention to effect any transaction specified in clause (i), (ii) or (iii) above, as more particularly set forth and described in the Lockup Agreement attached as Exhibit 7 hereto.

          As of November 30, 2007, the Company, the Fund, Erato, Valens SPV I, Valens SPV II, Valens U.S., Woodside IV, Woodside QP and Lehman entered into a Co-Sale Rights Agreement (the "Co-Sale Rights Agreement") pursuant to which, among other things, the Filing Parties shall provide certain rights of co-sale to Woodside IV, Woodside QP and Lehman through the delivery of an offer notice at least thirty (30) days prior to a proposed sale of securities of the Company by one or more of the Filing Parties, as more particularly set forth and described in the Co-Sale Rights Agreement attached as Exhibit 8 hereto.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1 Securities Purchase Agreement, dated as of March 9, 2005, by and between the Company and the Fund, incorporated by reference to Exhibit 4.1 to the

                        Current Report on Form 8-K, dated March 15, 2005, filed by the Company.

          Exhibit 2 Common Stock Purchase Warrant issued to the Fund dated March 7, 2005, incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K, dated March 15, 2005, filed by the Company.

          Exhibit 3 Common Stock Purchase Option issued to the Fund dated March 7, 2005, incorporated by reference to
                        Exhibit 4.4 to the Current Report on Form 8-K, dated March 15, 2005, filed by the Company.

          Exhibit 4 Securities Purchase Agreement, dated as of November 30, 2005, by and between the Company and the Fund, incorporated by reference to Exhibit
                        4.1 to the Current Report on Form 8-K, dated December 6, 2005, filed by the Company.

          Exhibit 5 Common Stock Purchase Warrant issued to the Fund dated May 30, 2006, incorporated by reference to
                        Exhibit 4.3 to the Current Report on Form 8-K, dated June 5, 2006, filed by the Company.

          Exhibit 6 Securities Purchase Agreement, dated as of November 30, 2007, by and among the Company and the buyers set out on Schedule A thereto, incorporated by reference to Exhibit 4.20 to the Current Report on Form 8-K, dated November 30, 2007, filed by the Company.

          Exhibit 7 Lockup Agreement, dated as of November 30, 2007, by and among the Fund, Erato, Valens SPV I, Valens SPV II, Valens U.S., Woodside IV, Woodside QP and Lehman.

          Exhibit 8 Co-Sale Rights Agreement, dated as of November 30, 2007, by and among the Company, the Fund, Erato, Valens SPV I, Valens SPV II, Valens U.S., Woodside IV, Woodside QP and Lehman.

          Appendix A    Joint filing Agreement, dated as  of December 13,
                        2007, by and among the Filing Parties.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 13, 2007

LAURUS MASTER FUND, LTD.


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Director

ERATO CORPORATION


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Chairman, President and Secretary


LAURUS CAPITAL MANAGEMENT, LLC,
individually and as investment manager


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Authorized Signatory

VALENS OFFSHORE SPV I, LTD.

VALENS OFFSHORE SPV II, CORP.

VALENS U.S. SPV I, LLC

By:  VALENS CAPITAL MANAGEMENT, LLC
individually and as investment manager


/s/ David Grin
--------------------------------------
    David Grin
    Authorized Signatory

/s/ David Grin
--------------------------------------
    David Grin


/s/ Eugene Grin
--------------------------------------
    Eugene Grin



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   APPENDIX A

Each of Laurus Master Fund, Ltd., Valens Capital Management, LLC, Laurus Capital Management, LLC, Erato Corporation, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13D to which this Appendix A is attached is filed on behalf of each of them, respectively.


LAURUS MASTER FUND, LTD.


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Director

ERATO CORPORATION


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Chairman, President and Secretary


LAURUS CAPITAL MANAGEMENT, LLC,
individually and as investment manager


/s/ Eugene Grin
--------------------------------------
    Eugene Grin
    Authorized Signatory

VALENS OFFSHORE SPV I, LTD.

VALENS OFFSHORE SPV II, CORP.

VALENS U.S. SPV I, LLC

By:  VALENS CAPITAL MANAGEMENT, LLC
individually and as investment manager


/s/ David Grin
--------------------------------------
    David Grin
    Authorized Signatory

/s/ David Grin
--------------------------------------
    David Grin


/s/ Eugene Grin
--------------------------------------
    Eugene Grin

                                LOCKUP AGREEMENT

     This Lockup Agreement (this "Agreement") is made as of November 30, 2007 by and among Laurus Master Fund, Ltd., a Cayman Islands company ("Laurus"), Erato Corp., a Delaware corporation and wholly owned subsidiary of Laurus ("Erato"), Valens Offshore SPV II, Corp., a Delaware corporation ("VOFF2"), Valens U.S. SPV I, LLC, a Delaware limited liability company ("VUS"), Valens Offshore SPV I, Ltd., a Cayman Islands company ("VOFF1" and together with Laurus, Erato, VOFF2 and VUS, and together with any transferees pursuant to clause (g) of the third succeeding paragraph, the "Laurus/Valens Holders"), Woodside Capital Partners IV, LLC ("Woodside IV"), Woodside Capital Partners IV QP, LLC ("Woodside QP") and Lehman Brothers Commercial Bank ("Lehman").

     Reference is hereby made to (a)(i) the Common Stock Purchase Warrant to purchase 1,084,338 shares of the Company's common stock, par value $0.001 per share ("Common Stock"), dated as of March 7, 2005, and with an expiration date of March 7, 2013, granted by National Investment Managers Inc., a Florida corporation (the "Company") to Laurus, and subsequently assigned by Laurus in full to each of (A) Erato, (B) VOFF2 and (C) VUS (the "March 2005 Penny Warrant"), (ii) the Common Stock Purchase Warrant to purchase 643,700 shares of Common Stock dated as of March 7, 2005, and with an expiration date of March 7, 2013, granted by the Company to Laurus and subsequently assigned by Laurus in full to each of (A) Erato, (B) VOFF2 and (C) VUS (the "March 2005 Warrant"),
(iii) the Common Stock Purchase Warrant to purchase 700,000 shares of Common Stock dated as of May 30, 2006, and with an expiration date of May 30, 2011, granted by the Company to Laurus and subsequently assigned by Laurus in full to Erato (the "May 2006 Warrant" and together with the March 2005 Penny Warrant and the March 2005 Warrant, the "Laurus/Valens Warrants"), (iv) 1,139,656 shares of the Common Stock held by Erato (the "Erato Shares"), (v) 126,429 shares of the Common Stock held by VOFF2 (the "VOFF2 Shares"), (vi) 3,060,000 shares of the Common Stock held by VOFF1 (the "VOFF1 Shares") and (vii) 3,051,056 shares of the  Common  Stock  held  by VUS  (the  "VUS  Shares"  and,  together  with  the
Laurus/Valens Warrants, the Common Stock issuable upon exercise of the Laurus/Valens Warrants, the Erato Shares, the VOFF2 Shares, the VOFF1 Shares, all additional shares of Common Stock now or hereafter held by any Laurus/Valens Holders or any of their respective affiliates or any other Person under common control, and all other securities of the Company held by any Laurus/Valens
Holders or any of their respective affiliates or any other Person under common control that are convertible or exchangeable into Common Stock of the Company, the "Laurus/Valens Securities"), (b) the Securities Purchase and Loan Agreement, dated as of the date hereof, by and among the Company, Woodside Agency Services, LLC, as collateral agent, Woodside IV, Woodside QP and Lehman (as amended, restated, supplemented and in effect from time to time, the "Securities Purchase Agreement"), (c) the Common Stock Purchase Warrants each dated as of the date hereof granted by the Company to Woodside IV to purchase up to an aggregate 2,610,098 shares of the Company's Common Stock (the "Woodside IV Warrants"), (d) the Common Stock Purchase Warrants each dated as of the date hereof granted by the Company to Woodside QP to purchase up to an aggregate 3,132,691 shares of the Company's Common Stock (the "Woodside QP Warrants") and (e) the Common Stock Purchase Warrants each dated as of the date hereof granted by the Company to Lehman to purchase up to an aggregate 5,742,789 shares of the Company's Common Stock (the "Lehman Warrants" and together with the Woodside IV Warrants, the Woodside QP Warrants and any shares of common stock issued to Woodside or Lehman as a result of the exercise of any of the foregoing, collectively, the "SPA Securities"). All capitalized terms not otherwise defined herein shall have the meanings specified in the Securities Purchase Agreement.

     Each Laurus/Valens Holder hereby represents and warrants to Woodside IV, Woodside QP and Lehman that all of the equity interests in the Company (including Common Stock, preferred stock and all warrants, options and other rights to acquire equity interests of the Company other than in respect of convertible indebtedness to the extent repaid in full in cash on the date hereof) owned by each such Laurus/Valens Holder and its respective affiliates as of the date hereof are described in clause (a) of the immediately preceding sentence and acknowledges that Woodside IV, Woodside QP and Lehman are entering into the Securities Purchase Agreement and the related transaction in reliance on such representation and warranty.

     In consideration of good and valuable consideration, receipt of which is hereby acknowledged, without the prior written consent of each of Woodside IV, Woodside QP and Lehman (or any successors or assigns of such Persons), each Laurus/Valens Holder hereby agrees for the period commencing on the date hereof and ending on January 31, 2011 (the "Lock-Up Period") not to, and to cause its affiliates not to, (i) sell, offer to sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of, pledge, hypothecate or otherwise transfer, directly or indirectly, any Laurus/Valens Securities, (ii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position (within the meaning of the Securities Exchange Act of 1934, as amended, or the rules and regulations of the Securities Exchange Commission promulgated thereunder) with respect to any Laurus/Valens Securities, (iii) enter into any swap or other arrangement that transfers to another person or entity, in whole or in part, any of the economic consequences of ownership of any Laurus/Valens Securities, whether such transaction is to be settled by delivery of Laurus/Valens Securities or such other securities, in cash or otherwise, or (iv) publicly announce any intention to effect any transaction specified in clause (i), (ii) or (iii) above. Notwithstanding the foregoing, (a) so long as no Default or Event of Default under and as defined in the Securities Purchase Agreement exists at such time, the Lock-Up Period shall end, and the restrictions set forth in this Agreement shall have no further force and effect, on the date that the Company delivers to Woodside IV, Woodside QP and Lehman a compliance certificate satisfactory to Woodside IV, Woodside QP and Lehman evidencing the Company's compliance with the financial covenants contained in
Schedule 7.6 of the Securities Purchase Agreement as of December 31, 2009 and stating that no Default or Event of Default has occurred and is continuing, (b) the Lock-Up Period shall end, and the restrictions set forth in this Agreement shall have no further force and effect, on the date that all Obligations under and as defined in the Securities Purchase Agreement have been paid in full, (c) the Laurus/Valens Holders may sell or otherwise dispose of (x) up to 10% of the Laurus/Valens Securities held on the date hereof during the period commencing May 30, 2008 and ending on the first anniversary of the date hereof; provided that, in the event that the recently proposed changes to Rule 144 of the regulations promulgated under the Securities Act of 1933, as amended, do not become effective on or prior to May 30, 2008, the Laurus/Valens Holders may not sell any Laurus/Valens Securities pursuant to this clause (x), (y) up to 15% of the Laurus/Valens Securities held on the date hereof during the period commencing on the first anniversary of the date hereof and ending on the second anniversary of the date hereof and (z) up to 10% of the Laurus/Valens Securities held on the date hereof at any time after the second anniversary of the date hereof (it being understood that such percentage limitations are specific to such periods and any unused percentage may not be carried forward to the succeeding periods), (d) in the event that Woodside IV, Woodside QP and/or Lehman sells any of the SPA Securities and the number of SPA Securities sold in the aggregate exceeds (on a percentage basis of the aggregate SPA Securities held on the date hereof) the percentage of the Laurus/Valens Securities permitted to be sold through such date by the Laurus/Valens Holders pursuant to clause (c) above on a cumulative basis, the Laurus/Valens Holders will be permitted to sell additional Laurus/Valens Securities in an amount not exceeding such excess percentage, (e) the Lock-Up Period shall end, and the restrictions set forth in this Agreement shall have no further force and effect, on the first date that a Change of Control (as defined below) shall have occurred so long as no Default or Event of Default exists after giving effect to such Change of Control, (f) the Lock-Up Period shall end, and the restrictions set forth in this Agreement shall have no further force and effect, on the first date that the Company shall transfer all or substantially all of its properties or assets so long as, in each case, no Default or Event of Default exists after giving effect to such transaction and (g) the restrictions set forth in this Agreement shall not apply to transfers in a private transaction (including, without limitation, contributions) from any Laurus/Valens Holders to any Person with a common investment manager so long as, in each case, the transferee agrees to be bound in writing by the restrictions set forth herein. A "Change of Control" shall occur if any "Person" or "group" (as such terms are defined in Sections 13(d) and 14(d) of the Exchange Act, as in effect on the date hereof), is or becomes the "beneficial owner" (as defined in Rules 13(d)-3 and 13(d)-5 under the Securities Exchange Act), directly or indirectly, of 35% or more on a fully diluted basis of the then outstanding voting equity interest of the Company (other than a "Person" or "group" that beneficially owns 35% or more of such outstanding voting equity interests of the Company on the date hereof).

     In the event that, during the Lock-Up Period, Woodside IV, Woodside QP or Lehman sells any of the SPA Securities in an aggregate amount that would trigger the Laurus/Valens Holders' ability to sell Laurus/Valens Securities pursuant to clause (d) of the immediately preceding paragraph, Woodside or Lehman, as the case may be, shall provide Laurus with prompt notice of such sale at the address set for on the signature pages hereto.

     Delivery of an executed signature page of this letter agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart thereof. This letter agreement may be executed in any number of counterparts, but all such counterparts shall together constitute but one instrument. In making proof of this letter agreement it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. The letter agreement shall be governed by the laws of the State of New York (excluding the laws applicable to conflicts or choice of law).





                  [Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.


                                        LAURUS MASTER FUND, LTD.
                                        By: Laurus Capital Management, LLC,
                                        its investment manager


                                        By:_____________________________________
                                            Name:
                                            Its: Authorized Signatory


                                        Address:





                                        VALENS U.S. SPV I, LLC
                                        By: Valens Capital Management, LLC, its
                                        investment manager


                                        By:_____________________________________
                                            Name:
                                            Its: Authorized Signatory


                                        VALENS OFFSHORE SPV I, LTD.
                                             By: Valens Capital Management, LLC,
                                             its investment manager


                                        By:_____________________________________
                                            Name:
                                            Its: Authorized Signatory

                                        VALENS OFFSHORE SPV II, CORP.
                                        By: Valens Capital Management, LLC,
                                        its investment manager


                                        By:_____________________________________
                                            Name:
                                            Its: Authorized Signatory


                                        ERATO CORP.
                                        By:


                                        By:_____________________________________
                                            Name:
                                            Its: Authorized Signatory




AGREED AND ACCEPTED:

WOODSIDE CAPITAL PARTNERS IV, LLC



By:_____________________________________
Name:
Title:

WOODSIDE CAPITAL PARTNERS IV QP, LLC



By:_____________________________________
Name:
Title:

LEHMAN BROTHERS COMMERCIAL BANK



By:_____________________________________
Name:
Title:

                            CO-SALE RIGHTS AGREEMENT


     This CO-SALE RIGHTS AGREEMENT (the "Agreement"), dated as of November 30, 2007, is among (a) National Investment Managers Inc., a Florida corporation (the "Company"), (b) Woodside Capital Partners IV, LLC ("Woodside IV"), Woodside Capital Partners IV QP, LLC ("Woodside QP"), and Lehman Brothers Commercial Bank, (c) Laurus Master Fund, Ltd., a Cayman Islands company, Erato Corp., a Delaware corporation, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company and Valens Offshore SPV I, Ltd., a Cayman Islands company (collectively, the "Other Stockholders"), and (d) each other Person who becomes a party to this Agreement by executing an Instrument of Accession ("Instrument of Accession") in the form of Schedule 1 hereto.

     WHEREAS, the Company is issuing certain equity securities of the Company to Woodside IV, Woodside QP and Lehman pursuant to that certain Securities Purchase and Loan Agreement, dated as of the date hereof (the "Securities Purchase Agreement"), between the Company, Woodside IV, Woodside QP, Lehman and Woodside Agency Services, LLC, as collateral agent for the Investors; and

     WHEREAS,   it  is  a  condition   precedent  to  the  consummation  of  the
transactions contemplated by the Securities Purchase Agreement that the parties hereto enter into this Agreement on the terms set forth herein.

     NOW, THEREFORE, the parties to this Agreement hereby agree as follows:

     Section 1. DEFINITIONS. For all purposes of this Agreement, the following terms shall have the meanings set forth below:

     Affiliate. Affiliate shall mean, with respect to any Stockholder, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Stockholder (or other specified Person) and shall include (a) any Person who is a director or beneficial holder of at least 10% of any class of the then outstanding capital stock (or other shares of beneficial interest) of such Stockholder (or other specified Person) and Family Members of any such Person, (b) any Person of which such Stockholder (or other specified Person) or an Affiliate (as defined in clause (a) above) of such Stockholder (or other specified Person) shall directly or indirectly, either beneficially own at least 10% of any class of the then outstanding capital stock (or other shares of beneficial interest) or constitute at least a 10% equity participant, and (c) in the case of a specified Person who is an individual, Family Members of such Person; provided, however, that no Investor shall be an Affiliate of the Company for the purposes of this Agreement. In addition to the foregoing, any Person that is managed by any Other Stockholder's investment manager shall be deemed to be an Affiliate hereunder.

     Common Stock. Common Stock shall mean (a) the Company's common stock, par value $0.001 per share, and (b) any shares of any other class of capital stock of the Company hereafter issued which is (i) not preferred as to dividends or assets over any class of stock of the Company, (ii) not subject to redemption pursuant to the terms thereof, or (iii) issued to the holders of shares of Common Stock upon any reclassification thereof.

     Company. See preamble.

     Family Members. Family Members shall mean, as applied to any individual, any parent, spouse, child, spouse of a child, brother or sister of the individual, and each trust created for the benefit of one or more of such Persons and each custodian of a property of one or more such Persons.

     Instrument of Accession. See preamble.

     Investors. Each of Woodside IV, Woodside QP and Lehman, for so long as such Person holds Investor Securities and any other Person to whom such Person transfers Investor Securities for so long as such Person holds such Securities.

     Investor Securities. Investor Securities shall mean (a) the Warrant Shares,
(b) the Warrant, (c) all other Securities purchased by or issued from time to time to any Investor and (d) all shares of the Company's capital stock issued with respect to such Securities by way of stock dividend or stock split or in connection with any merger, consolidation, recapitalization or other reorganization affecting the Company's capital stock. Investor Securities will continue to be Investor Securities in the hands of any holder and each transferee thereof will succeed to the rights and obligations of a holder of Investor Securities hereunder, provided that shares of Investor Securities will cease to be Investor Securities when transferred (i) to the Company, (ii) pursuant to a Public Sale or (iii) to any Other Stockholder.

     Investor Stockholder. Investor Stockholder shall mean any Investor for so long as such Investor holds Investor Securities and any other Person who holds Investor Securities for so long as such Person holds any Investor Securities.

     Lehman. See preamble.

     Majority Holders. Majority Holders shall mean the holder or holders at the relevant time of determination (excluding the Company) of 51% or more of the (a) number of Warrant Shares for which the issued and outstanding Warrants are then exercisable and (b) then issued and outstanding Warrant Shares.

     Offer Notice. See Section 2.1.

     Other Stockholder. Other Stockholder shall mean each Other Stockholder, as defined in the preamble, for so long as such Other Stockholder holds Other Stockholder Securities and any other Person who holds Other Stockholder Securities for so long as such Person holds any Other Stockholder Securities.

     Other Stockholder Securities. Other Stockholder Securities shall mean (a) the shares of Common Stock held by the Other Stockholders on the date hereof,
(b) all other Securities purchased by or issued from time to time to the Other Stockholders, and (c) all shares of the Company's capital stock issued with respect to such Securities by way of stock dividend or stock split or in connection with any merger, consolidation, recapitalization or other reorganization affecting the Company's capital stock. Other Stockholder Securities will continue to be Other Stockholder Securities in the hands of any holder and each transferee thereof will succeed to the rights and obligations of a holder of Other Stockholder Securities hereunder, provided that shares of Other Stockholder Securities will cease to be Other Stockholder Securities when transferred (i) to the Company, (ii) pursuant to a Public Sale or (iii) to any Investor.

     Person. Person shall mean an individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, or any government, governmental department or agency or political subdivision thereof.

     Public Sale. Public Sale shall mean any sale of Common Stock to the public pursuant to a public offering registered under the Securities Act of 1933, as amended, or to the public through a broker or market-maker pursuant to the provisions of Rule 144 (or any successor rule) adopted under the Securities Act of 1933, as amended.

     Securities. Securities shall mean all outstanding shares of the Company's capital stock or rights to purchase the Company's capital stock which have not been sold in a Public Sale, including, without limitation, the Other Stockholder Securities and the Investor Securities.

     Securities Purchase Agreement. See preamble.

     Stockholders. Stockholders shall mean the Investor Stockholders, the Other Stockholders and any other Person who holds Securities; provided that a Person shall cease to be a Stockholder hereunder at such time as such Person ceases to own Securities.

     Subsidiary. Subsidiary shall mean any Person of which the Company or other specified Person now or hereafter shall, at the time, own directly, or indirectly through a Subsidiary, at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally.

     Third Party Sale. Third Party Sale shall mean a bona fide sale by any Other Stockholder of Securities to a third party that is not an Affiliate of the selling Other Stockholder or the Company, pursuant to a transaction that is not a Public Sale.

     Transferring Stockholder. See Section 2.1.

     Warrants. Warrants shall have the meaning specified in the Securities Purchase Agreement.

     Warrant Shares. Warrant Shares shall have the meaning specified in the Securities Purchase Agreement.

     Woodside IV. See preamble.

     Woodside QP. See preamble.


     Section 2. PARTICIPATION RIGHTS.

     2.1 General. At least thirty (30) days prior to any Third Party Sale of any shares of Other Stockholder Securities by an Other Stockholder (the "Transferring Stockholder"), such Person will deliver a written notice (an "Offer Notice") to each of the Company and the Investor Stockholders specifying the number and class of shares of Other Stockholder Securities to be sold, the identity of the prospective transferee(s) and the terms of the proposed Third Party Sale. Each of the Investor Stockholders may elect to participate in the contemplated Third Party Sale by delivering written notice to the Company and such Transferring Stockholder within fifteen (15) days after receipt by the Investor Stockholder of the Offer Notice. If any of the Investor Stockholders elect to participate in such Third Party Sale, each of the Transferring Stockholders and the electing Investor Stockholders will be entitled to sell in the contemplated Third Party Sale, at the same price and on the same terms, a number of shares of the class of Securities proposed to be sold equal to the product of (i) the fraction, the numerator of which is the number of shares of the class of Securities (on a fully-diluted basis) held by such Person, and the denominator of which is the aggregate number of shares of the class of Securities (on a fully-diluted basis) held by the Transferring Stockholder and the electing Investor Stockholders, multiplied by (ii) the number of shares of the class of Securities (on a fully-diluted basis) to be sold in the contemplated Third Party Sale.

     For example, if the notice from the Transferring Stockholder contemplated a sale of 100 shares of Common Stock by the Transferring Stockholder and the Transferring Stockholder at such time owns 300 shares of Common Stock, and if an Investor Stockholder elects to participate in such sale and such Investor Stockholder owns 200 shares of Common Stock (on a fully-diluted basis), such Transferring Stockholder would be entitled to sell 60 shares (300/500 x 100 shares) and such Investor Stockholder would be entitled to sell 40 shares (200/500 x 100 shares).

     The Transferring Stockholder will use its best efforts to obtain the agreement of the prospective transferee(s) to the participation of the electing Investor Stockholders in any contemplated Third Party Sale and will not transfer any of its Securities to the prospective transferee(s) if the prospective transferee(s) declines to allow the participation of the electing Investor Stockholders on the terms specified herein.

     2.2 Transfers of Securities in Breach of this Agreement. In the event of any transfer of Other Stockholder Securities in breach of this Agreement, commencing immediately upon the date of such attempted transfer (i) such transfer shall be void and of no effect, (ii) no dividend of any kind or any distribution pursuant to any liquidation, redemption or otherwise shall be paid by the Company to the purported transferee in respect of such Other Stockholder Securities (all such rights to payment by the transferring Stockholder and/or the purported transferee being deemed waived), (iii) the voting rights of such Other Stockholder Securities, if any, shall terminate, and (iv) neither the transferring Stockholder nor the purported transferee shall be entitled to exercise any rights with respect to such Other Stockholder Securities until such transfer in breach of this Agreement has been rescinded.

     Section 3. [RESERVED].

     Section 4. [RESERVED].

     Section 5. SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

     Section 6. ENTIRE AGREEMENT. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

     Section 7. SUCCESSORS AND ASSIGNS. This Agreement will bind and inure to the benefit of and be enforceable by the Company and the Stockholders and their respective successors and assigns.

     Section 8. COUNTERPARTS. This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together will constitute one and the same agreement.

     Section 9. REMEDIES. The Stockholders will be entitled to enforce their rights under this Agreement specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any Stockholder may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violation of the provisions of this Agreement. In the event of any dispute involving the terms of this Agreement, the prevailing party shall be entitled to collect reasonable fees and expenses incurred by the prevailing party in connection with such dispute from the other parties to such dispute.

     Section 10. NOTICES. Any notice provided for in this Agreement will be in writing and will be deemed properly delivered if either personally delivered or sent by telecopier, overnight courier or mailed certified or registered mail, return receipt requested, postage prepaid to the recipient (a) if to any Stockholder, at the address listed for such Stockholder in the stock records of the Company and (b) if to the Company, at 545 Metro Place South, Suite 100, Dublin, Ohio 43017, to the attention of the President, with a copy to Gregory Sichenzia, Esq., Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Fl., New York, New York 10006. Any such notice shall be effective (i) if delivered personally or by telecopier, when received, (ii) if sent by overnight courier, when receipted for, and (iii) if mailed, 5 days after being mailed as described above. The Company agrees to make available to each Stockholder upon request an address list of all Stockholders to ensure correct delivery of all notices hereunder.

     Section 11. AMENDMENT AND WAIVER. No modification, amendment or waiver of any provision of this Agreement will be effective against any of the Company or the Stockholders unless such modification, amendment or waiver is approved in writing by the Majority Holders and the holders of at least 100% of the total number of then outstanding shares of Other Stockholder Securities hereunder. The failure of any party to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

     Section 12. TERMINATION. This Agreement will terminate upon the earlier to occur of (a) completion of any voluntary or involuntary liquidation or dissolution of the Company or (b) the date on which the Investor Stockholders no longer hold any Investor Securities.

     Section 13. GOVERNING LAW. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT WILL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

     Section 14. CONSENT TO JURISDICTION. EACH OF THE PARTIES HERETO HEREBY AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS IN AND OF THE STATE OF NEW YORK OVER ANY ACTION OR PROCEEDING EXISTING UNDER OR RELATING TO THIS AGREEMENT, AND CONSENTS THAT SERVICE OF PROCESS WITH RESPECT TO ALL COURTS IN AND OF THE STATE OF NEW YORK MAY BE MADE BY REGISTERED MAIL TO IT AT THE ADDRESS SET FORTH PURSUANT TO SECTION 10 HEREOF.

     Section 15. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY EXPRESSLY WAIVE ANY RIGHT IT MAY HAVE TO A JURY TRIAL IN ANY SUIT, ACTION OR PROCEEDING EXISTING UNDER OR RELATING TO THIS AGREEMENT.

     Section  16.  DESCRIPTIVE  HEADINGS.   The  descriptive  headings  of  this
Agreement are inserted for convenience only and do not constitute a part of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Stockholder Agreement under seal on the day and year first above written.

                                            NATIONAL INVESTMENT MANAGERS INC.


                                            By: ________________________________
                                                 Name:
                                                 Title:


                                            WOODSIDE CAPITAL PARTNERS IV, LLC

                                            By:   Woodside Opportunity Partners,
                                                  LLC, its Manager
                                            By:   Woodside Capital Management,
                                                  LLC, its Manager


                                            By: ________________________________
                                                 Name:
                                                 Title:


                                            WOODSIDE CAPITAL PARTNERS IV QP, LLC

                                            By:   Woodside Opportunity Partners,
                                                  LLC, its Manager
                                            By:   Woodside Capital Management,
                                                  LLC, its Manager

                                            By: ________________________________
                                                 Name:
                                                 Title:

                                            LEHMAN COMMERCIAL PAPER INC.


                                            By: ________________________________
                                                 Name:
                                                 Title:



                                            OTHER STOCKHOLDERS:

                                                                      Schedule 1
                                                                      ----------


                             Instrument of Accession
                             ---------- -- ---------

     The undersigned, ____________________, in order to become the owner or holder of [a warrant/an option to purchase] ________ shares of Common Stock, $0.001 per share (the "Shares") of National Investment Managers, Inc., a Florida corporation, hereby agrees to become an [Investor Stockholder] [Other Stockholder] party to that certain Co-Sale Rights Agreement, dated as of November 30, 2007 (the "Co-Sale Rights Agreement"), a copy of which is attached hereto. The undersigned acknowledges that the Shares constitute shares of [Other Stockholder Securities] [Investor Securities] under and as defined in the Co-Sale Rights Agreement. This Instrument of Accession shall become a part of such Stockholder Agreement.

     Executed as of the date set forth below under the laws of the Commonwealth of Massachusetts.


                                            Signature: _________________________
                                            Address: ___________________________
                                                     ___________________________
                                                     ___________________________


                                            Date:

Accepted:

NATIONAL INVESTMENT MANAGERS INC.


By: _________________________________
Name:
Title:
Date: